UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of America 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

Financial Statements and Report of

Independent Registered Public Accounting Firm

The Bank of America 401(k) Plan

December 31, 2012 and 2011

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

The Bank of America 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Bank of America 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris Davis Chan & Tan LLP

Charlotte, North Carolina

June 24, 2013

The Bank of America 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011

Assets
Investments, at fair value (Notes 2, 5, and 6)
Money market and interest bearing cash	$30,835,640	$16,689,470
U.S. government and government agency obligations	753,711	770,023
Corporate debt	117,915	114,776
Asset-backed securities	86,897	113,650
Mutual funds	3,778,569,753	4,286,558,474
Collective investment funds	2,325,578,581	840,666,550
Common and preferred stocks	1,320,531,597	616,730,355
Other investments	3,886	4,761

Total non-Master Trust investments	7,456,477,980	5,761,648,059
Plan interest in the Stable Value Master Trust (Notes 5 and 6)	1,900,215,000	1,873,642,169

Total investments	9,356,692,980	7,635,290,228

Non-interest bearing cash	233	—
Accrued dividends and interest receivable	217,804	1,391,153
Employer contribution receivable	133,927,786	35,848,179
Employee contribution receivable	11,336,795	9,699,782
Participant notes receivable (Notes 1 and 2)	181,237,963	164,966,515
Due from broker for securities sold	5,400	—
Other receivable	3,403,864	1,321,298

Total assets	9,686,822,825	7,848,517,155

Liabilities
Due to broker for securities purchased	16,958	1,200,524
Other payable	499,521	231,195

Total liabilities	516,479	1,431,719

Net assets reflecting all investments at fair value	9,686,306,346	7,847,085,436

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	(82,111,433)	(68,117,895)

Net assets available for benefits	$9,604,194,913	$7,778,967,541

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions to net assets available for benefits attributed to:
Investment income
Net appreciation in fair value of investments (Note 7)	$1,402,796,117
Investment income from mutual funds	74,531,759
Interest and dividends	4,696,267

Total non-Master Trust investment income	1,482,024,143
Plan interest in the Stable Value Master Trust investment income	47,854,380

Total investment income	1,529,878,523

Contributions (Note 1)
Employees	647,729,466
Employer	450,960,393

Total contributions	1,098,689,859

Interest income on participant notes receivable	6,989,343

Other income	2,445,137

Total additions	2,638,002,862

Deductions from net assets available for benefits attributed to:
Benefits paid to plan participants	808,476,940
Trustee and administrative fees (Note 2)	4,279,960
Other expense	18,590

Total deductions	812,775,490

Net increase	1,825,227,372

Net assets available for benefits
Beginning of year	7,778,967,541

End of year	$9,604,194,913

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan

The following description of The Bank of America 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and any supplements thereto for a more complete description of applicable Plan provisions. Other Plan provisions may also apply to participants from predecessor plans assumed by Bank of America Corporation (the Corporation) and merged into the Plan.

Plan Sponsor and Participating Employers

The Corporation is the Plan Sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation’s principal subsidiaries.

General

The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All employees covered by the Plan are eligible to make pre-tax contributions as soon as administratively practical after employment commences. After-tax contributions are not permitted.

All employees covered by the Plan are eligible to receive company matching contributions and, effective July 1, 2012, an annual company contribution (see Note 1: Contributions) after completing 12 months of service. Any pre-tax contributions made prior to completing 12 months of service are not eligible for the company matching contribution.

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Investment Alternatives

The Plan provides participants with a total of 30 investment alternatives as of December 31, 2012. Investment alternatives include 13 mutual funds, 15 collective investment funds (including 10 LifePath Index funds), a Stable Value Fund and the Bank of America Corporation Common Stock Fund (invests primarily in the Corporation’s common stock).

Effective March 11, 2011, the Columbia Core Bond Fund was merged into the Columbia Bond Fund. Participants’ accounts invested in units of the Columbia Core Bond Fund were automatically converted to units in the Columbia Bond Fund. Also, effective March 30, 2011, participants’ account balances in the LifePath Index funds were moved from the “J” share class to the “Q” share class of these funds.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan (Continued)

Investment Alternatives (Continued)

Beginning March 26, 2012, the following changes were made to the Plan’s investment alternatives:

•

The American Funds Growth Fund of America, Columbia Bond Fund, Columbia Large Cap Index Fund, Columbia Large Cap Value Fund, Columbia Marsico Focused Equities Fund, Columbia Mid Cap Index Fund, Columbia Multi-Advisor International Equity Fund, Columbia Small Cap Index Fund, Fidelity Diversified International Fund, Fidelity Real Estate Investment Portfolio and the Vanguard Institutional Total Stock Market Index Fund were removed as investment alternatives.

•

The BlackRock Capital Appreciation Fund, BlackRock Equity Dividend Fund, BlackRock Global Allocation Fund, MFS International Growth Fund, PIMCO All Asset Fund, PIMCO Total Return Fund, Pyramis Small/Mid Cap Core Fund, SSgA Real Asset Fund, T. Rowe Price Institutional Large Cap Growth Fund, Templeton Foreign Equity Fund, Vanguard Extended Market Index Fund, Vanguard Institutional Index Fund, Vanguard Total Bond Market Index Fund and the Vanguard Total International Stock Index Fund were added as investment alternatives.

Participants may elect to modify existing investment allocations on a periodic basis subject to the provisions of the Plan.

The Plan also includes a Segregated Fund that is not available for additional participant investments. The Segregated Fund consists of the segregated investments and accounts of certain participants of the former NationsBank Texas Plan.

Plan Trustee

Bank of America, N.A. (BANA) is the Plan Trustee.

Contributions

The Plan provides for participant pre-tax contributions through salary deductions ranging from 1% to 30% of base pay, overtime pay, shift differential pay, vacation and holiday pay, short-term disability benefits, and commissions, bonuses or other incentive pay designated by the Committee. In accordance with federal law, 2012 annual pre-tax contributions were limited to $17,000 for participants who are below age 50. Additional 2012 contributions of $5,500 were permitted for participants over age 50. Participants are permitted to change their contribution rate in multiples of 1% on a daily basis.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan (Continued)

Contributions (Continued)

Company matching contributions are calculated and allocated to the participant’s account on a pay period basis. The company match contribution is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. Company matching contributions are made in cash and are directed to the same investment choices as the pre-tax contributions. An end of year “true-up” matching contribution is also provided.

Beginning July 1, 2012, the Corporation added an annual company contribution equal to 2% or 3% of the participant’s eligible compensation (from July 1, 2012 through December 31, 2012 for plan year 2012, and from January 1 through December 31 for plan years thereafter) based on the participant’s years of vesting service.

Employer contributions include forfeitures and additional contributions which are made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $450,960,393 for 2012.

Payment of Benefits

While still in service, participants may generally withdraw employee and employer vested contributions as follows:

(1)	Employee contributions may be withdrawn in the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code (IRC), disability or after age 59 1/2;

(2)	Company matching contributions for 2005 and later plan years may be withdrawn in the case of disability or after age 59 1/2; and

(3)	Company matching contributions for pre-2005 plan years may be withdrawn in the case of financial hardship (as referenced above), disability, after 5 years of Plan participation, or after age 59 1/2.

Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum. The form of payment is cash, except to the extent that the participant elects to have the portion of his/her account invested in the Bank of America Corporation Common Stock Fund distributed in shares of Bank of America Corporation Common Stock. Participants may elect to roll over a portion or all of their vested Plan balance to increase their monthly annuity payment under The Bank of America Pension Plan (the

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan (Continued)

Payment of Benefits (Continued)

Pension Plan) if their vested cash balance account in the Pension Plan and account balance in this Plan both exceed $5,000. The Pension Plan is a defined benefit cash balance plan providing retirement benefits to eligible employees. The Plan provides other payment methods for certain participants in predecessor plans merged with the Plan.

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax and rollover contributions to the Plan and company matching contributions as well as earnings thereon.

The annual company contribution, including earnings thereon, is fully vested after completion of 36 months of vesting service (except in the event of retirement, severance, divestiture or death) based on the participant’s years of service and is forfeited if a participant leaves prior to completing such vesting service requirement.

Participant Accounts

Each participant’s account is credited with the allocation of the participant’s pre-tax and matching contributions each pay period. Earnings for all funds are allocated to a participant’s account on a daily basis based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts paid directly to them in cash or reinvested in the Plan. Interest on participant loans is credited to the accounts of the participant making the payment.

Participant Notes Receivable

Participants with vested account balances of at least $2,000 may borrow from their vested account balance. The minimum loan amount is $1,000. The maximum loan amount is $50,000. The maximum loan amount is reduced by (i) the outstanding balance of any other loan from the Plan, the Pension Plan or The Bank of America Transferred Savings Account Plan (TSA Plan) or (ii) if greater, the highest outstanding balance of any other loan from the Plan, the Pension Plan or the TSA Plan any time during the one year period ending immediately before the date of the loan. The maximum loan amount may also not exceed 50% of the participant’s vested account balance, reduced by the outstanding balance of any other loan from the Plan, the Pension Plan or the TSA Plan.

Participants may apply for a general purpose loan or a primary residence loan. At any time participants may have only one general purpose loan and one primary residence loan outstanding from the Plan.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan (Continued)

Participant Notes Receivable (Continued)

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 4.25% to 11.50% for loans held by the Plan as of December 31, 2012 and 2011.

Loan repayments are made from payroll deductions and are invested in accordance with the participant’s current investment direction for future contributions. The repayment period for general purpose loans is 12 to 57 months. In the case of a primary residence loan, the repayment period can be up to 180 months.

2.	Summary of Significant Accounting Policies

Accounting Pronouncement Adopted

In May 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, to converge U.S. GAAP and International Financial Reporting Standards on fair value measurements and disclosures. The amended guidance changes several aspects of the fair value measurement guidance in FASB Accounting Standards Codification (ASC) 820, Fair Value Measurement, including information about valuation techniques and unobservable inputs used in level 3 fair value measurements and a narrative description of the sensitivity of level 3 measurements to changes in unobservable inputs. The amended guidance must be applied prospectively and is effective beginning after December 15, 2011. Plan management’s adoption of ASU 2011-04 had no significant impact on the Plan’s financial statements.

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

2.	Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 6: Fair Value Measurements).

Benefit responsive investment contracts are stated at fair value and are adjusted to contract value (which represent contributions made under the contract, plus interest less withdrawals and administration expenses) on the Statements of Net Assets Available for Benefits (see Note 5: Interest in the Stable Value Master Trust). As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which was codified in ASC 962-205-45, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Realized gains (losses) on investment transactions are recorded as the difference between proceeds received and cost. Cost is determined on the average cost basis.

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

Investment securities purchased and sold are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the Plan document.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

2.	Summary of Significant Accounting Policies (Continued)

Plan Expenses

Trustee direct expenses, some professional fees and certain administrative fees for associate communication and services, recordkeeping and benefit payment services are paid by the Plan. These expenses are borne by participants based on their investments in the Plan’s investment funds. Other administrative expenses and some professional fees are paid by the Corporation.

3.	Concentrations of Investment Risk

Investments as of December 31, 2012 and 2011 that represent 5% or more of the Plan’s net assets available for benefits include the following:

	2012	2011

Bank of America Corporation Common Stock	$1,320,197,423	$616,384,424
Columbia Large Cap Index Fund	*	680,049,270
Columbia Mid Cap Index Fund	*	490,779,627
Dodge & Cox Stock Fund	**	405,362,371
MFS International Growth Fund	548,855,450	***
Plan interest in the Stable Value Master Trust at contract value	1,818,103,567	1,805,524,274
Vanguard Extended Market Index Fund	972,118,834	***
Vanguard Institutional Index Fund	1,075,571,108	***

* Not an investment alternative at year end. ** Investment alternative was below 5% of the Plan’s net assets at year end. *** Investment alternative became effective during 2012.

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

5.	Interest in the Stable Value Master Trust

A portion of the Plan’s investments is in the Stable Value Master Trust (Master Trust). The Master Trust provides a single collective investment vehicle for the Stable Value Fund investment option of the Plan, The Bank of America 401(k) Plan for Legacy Companies (Legacy 401(k) Plan), the TSA Plan, the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (ML SIP) and the Merrill Lynch & Co., Inc. Retirement Accumulation Plan (ML RAP) (collectively known as Participating Plans). Effective December 7, 2012, the ML RAP ceased participation in the Master Trust after merging into the ML SIP. The assets of the Master Trust are held by BANA, as Trustee, and the portfolio is managed by an unaffiliated investment advisor, The Dreyfus Corporation, a unit of BNY Mellon. Each Participating Plan owns an undivided interest in the Master Trust.

The terms of the underlying investment contracts in the Stable Value Fund are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment.

The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.

The fair market value of the investment contracts reported in the aggregate for the Master Trust was $3,851,520,263 and $3,816,553,556 as of December 31, 2012 and 2011, respectively. The Plan had an undivided interest of 49.34% and 49.09% in the following assets of the Master Trust as of December 31, 2012 and 2011, respectively:

	2012
	Contract Value	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Money market fund	$363,423,931	$363,423,931	$—	$—
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	149,717,546	152,223,031	(62,684)	(2,442,801)
Constant duration synthetic guaranteed investment contracts	2,705,441,296	2,852,140,139	1,183,148	(147,881,991)
Guaranteed investment contracts	466,517,757	482,612,698	—	(16,094,941)

	3,685,100,530	3,850,399,799	1,120,464	(166,419,733)
Accrued expenses	(250,614)	(250,614)	—	—

Total Master Trust net assets	$3,684,849,916	$3,850,149,185	$1,120,464	$(166,419,733)

Plan interest in the Stable Value Master Trust	$1,818,103,567	$1,899,662,163	$552,837	$(82,111,433)

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

5.	Interest in the Stable Value Master Trust (Continued)

	2011
	Contract Value	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Money market fund	$305,620,021	$305,620,021	$—	$—
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	403,323,444	407,928,023	34,715	(4,639,294)
Constant duration synthetic guaranteed investment contracts	2,425,532,468	2,544,807,522	2,486,885	(121,761,939)
Guaranteed investment contracts	489,865,691	500,874,932	(242,136)	(10,767,105)
Collective investment funds	53,466,740	55,043,594	—	(1,576,854)

	3,677,808,364	3,814,274,092	2,279,464	(138,745,192)
Accrued expenses	(245,903)	(245,903)	—	—

Total Master Trust net assets	$3,677,562,461	$3,814,028,189	$2,279,464	$(138,745,192)

Plan interest in the Stable Value Master Trust	$1,805,524,274	$1,872,523,050	$1,119,119	$(68,117,895)

For the year ended December 31, 2012, the Master Trust earned $96,072,595 in interest income. The average yield and crediting interest rates for such investments were 2.41% and 2.56%, respectively for 2012. The average yield credited to participants was 2.38% for 2012.

The Stable Value Fund generally consists of the following types of guaranteed investment contracts (GICs) and corresponding valuation methodologies:

Guaranteed Investment Contracts

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Fair values of traditional GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration market rates.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fair values of separate account GICs are calculated using the market value provided by the insurance companies that manage the underlying assets of the product.

Fixed Maturity Synthetic Guaranteed Investment Contracts

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

5.	Interest in the Stable Value Master Trust (Continued)

Fixed Maturity Synthetic Guaranteed Investment Contracts (Continued)

held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Fair values of general fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by Interactive Data Services, a third party vendor BNY Mellon has engaged to provide fixed income prices on a monthly basis.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers BNY Mellon or its clients have engaged to provide investment services.

In the absence of an actively traded market, discounted cash flows are only an estimate of the contract’s economic value. These values are not a useful value for participant statement purposes nor are they representative of the value that may be received from those contracts in either a participant disbursement or an early termination of the contract.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

•	Employer-initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the fund;

•	Employer communications designed to induce participants to transfer from the fund;

•	Competing fund transfer or violation of equity wash or equivalent rules in place;

•	Changes of qualification status of the plan.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

5.	Interest in the Stable Value Master Trust (Continued)

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

All contracts are benefit responsive unless otherwise noted.

6.	Fair Value Measurements

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability; and

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

6.	Fair Value Measurements (Continued)

The following is a description of the valuation methodologies used for assets measured at fair value:

•	Money market funds and interest bearing cash are valued at cost, which approximates fair value.

•	U.S. government and government agency obligations, corporate debt and common and preferred stocks are valued at the closing price reported on the active market on which the securities are traded.

•	Asset-backed securities are valued using the external broker bids, where available.

•	Mutual funds are valued at the net asset value of shares held by the Plan at year end.

•

Collective investment funds are stated at fair values as determined by the issuers based on the unit values of the funds. Unit values are determined by dividing the funds’ net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date.

•

Limited partnerships (classified under Other investments) are generally valued based on the closing market price reported on the active market on which the underlying investments are traded and current appraisals.

•

Investment contracts held in the Master Trust are comprised of separate account GICs, general fixed maturity synthetic GICs, constant duration synthetic GICs and traditional GICs. In relation to Master Trust GIC contracts, principal protection is purchased from the issuer in the form of a wrap. These wraps are valued based on an internal pricing matrix which uses an income approach to determine the present value of the fee payments related to the contract, using both current contractual fees as well as replacement fees generated by matrix pricing (see Note 5: Interest in the Stable Value Master Trust).

There have been no changes in the methodologies used as of December 31, 2012 and 2011.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

6.	Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2012 and 2011:

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Money market funds	$363,423,931	$—	$—	$363,423,931
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	—	152,223,031	—	152,223,031
Constant duration synthetic guaranteed investment contracts	—	2,852,140,139	—	2,852,140,139
Guaranteed investment contracts	—	482,612,698	—	482,612,698
Wrap contracts	—	—	1,120,464	1,120,464

Total Master Trust investments	$363,423,931	$3,486,975,868	$1,120,464	$3,851,520,263

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Money market funds	$305,620,021	$—	$—	$305,620,021
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	—	407,928,023	—	407,928,023
Constant duration synthetic guaranteed investment contracts	—	2,544,807,522	—	2,544,807,522
Guaranteed investment contracts	—	500,874,932	—	500,874,932
Collective investment funds	—	55,043,594	—	55,043,594
Wrap contracts	—	—	2,279,464	2,279,464

Total Master Trust investments	$305,620,021	$3,508,654,071	$2,279,464	$3,816,553,556

The following table sets forth the summary of changes in the fair value of the Master Trust’s level 3 investments for the year ended December 31, 2012:

Wrap Contracts

Balance, beginning of year	$2,279,464
Net depreciation	(1,159,000)

Balance, end of year	$1,120,464

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

6.	Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s non-Master Trust investments at fair value as of December 31, 2012 and 2011:

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Money market funds and interest bearing cash	$29,909,664	$925,976	$—	$30,835,640
U.S. government and government agency obligations	753,711	—	—	753,711
Corporate debt	—	117,915	—	117,915
Asset-backed securities	—	86,897	—	86,897
Mutual funds
Balanced	59,870,629	—	—	59,870,629
Domestic large cap equity	1,933,975,384	—	—	1,933,975,384
Domestic mid cap equity	972,330,634	—	—	972,330,634
Domestic small cap equity	68,180,936	—	—	68,180,936
Fixed income	693,544,831	—	—	693,544,831
International developed equity	50,667,339	—	—	50,667,339
Collective investment funds
Balanced	—	1,280,100,840	—	1,280,100,840
Domestic large cap equity	—	489,917,653	—	489,917,653
Domestic mid cap equity	—	6,704,638	—	6,704,638
International developed equity	—	548,855,450	—	548,855,450
Common and preferred stocks	1,320,531,597	—	—	1,320,531,597
Other investments	—	3,886	—	3,886

Total non-Master Trust investments	$5,129,764,725	$2,326,713,255	$—	$7,456,477,980

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Money market funds and interest bearing cash	$15,497,258	$1,192,212	$—	$16,689,470
U.S. government and government agency obligations	770,023	—	—	770,023
Corporate debt	—	114,776	—	114,776
Asset-backed securities	—	113,650	—	113,650
Mutual funds
Balanced	822,123	—	—	822,123
Domestic broad market equity	308,488,557	—	—	308,488,557
Domestic large cap equity	1,833,371,248	—	—	1,833,371,248
Domestic mid cap equity	490,966,365	—	—	490,966,365
Domestic REIT equity	189,421,795	—	—	189,421,795
Domestic small cap equity	395,375,300	—	—	395,375,300
Fixed income	556,507,659	—	—	556,507,659
International developed equity	511,605,427	—	—	511,605,427
Collective investment funds
Balanced	—	840,666,550	—	840,666,550
Common and preferred stocks	616,730,355	—	—	616,730,355
Other investments	—	4,761	—	4,761

Total non-Master Trust investments	$4,919,556,110	$842,091,949	$—	$5,761,648,059

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

6.	Fair Value Measurements (Continued)

Transfers Between Levels

The Plan recognizes any transfers between levels in the fair value hierarchy as of the end of the reporting period. There were no transfers between levels for the year ended December 31, 2012.

7.	Net Appreciation in Fair Value of Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows for the year ended December 31, 2012:

U.S. government and government agency obligations	$(15,174)
Corporate debt	3,139
Asset-backed securities	(3,749)
Mutual funds	519,363,561
Collective investment funds	199,043,476
Common and preferred stocks	684,405,739
Other investments	(875)

Net appreciation in fair value of investments	$1,402,796,117

8.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

9.	Related Party Transactions

The Plan’s cash funds are managed by BofA Global Capital Management, advised by BofA Global Advisors, LLC, distributed by BofA Distributors, Inc. and are collectively referred to as the “BofA Funds.” BofA Global Capital Management, BofA Global Advisors, LLC and BofA Distributors, Inc. are all affiliates of BANA and the Corporation.

As of December 31, 2012 and 2011, the Plan held investments managed and administered by BofA Global Capital Management totaling $29,909,664 and $15,497,258, respectively. The Plan received interest thereon of $37,895 during the year ended December 31, 2012.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

9.	Related Party Transactions (Continued)

As of December 31, 2012 and 2011, the Plan held investments in Bank of America Corporation Common Stock totaling $1,320,197,423 and $616,384,424, respectively. The Plan received dividends thereon of $4,582,491 during the year ended December 31, 2012.

The Plan paid direct expenses to the Trustee totaling $196,890 during 2012.

10.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2012	2011

Net assets available for benefits per the financial statements	$9,604,194,913	$7,778,967,541
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	82,111,433	68,117,895
Benefit obligations payable	(2,019,030)	(1,523,647)

Net assets available for benefits per Form 5500	$9,684,287,316	$7,845,561,789

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended December 31, 2012

Total additions per the financial statements	$2,638,002,862
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
End of year	82,111,433
Beginning of year	(68,117,895)

Total income per Form 5500	$2,651,996,400

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

10.	Reconciliation to Form 5500 (Continued)

The following is a reconciliation of benefits paid to plan participants per the financial statements to the Form 5500:

Year Ended December 31, 2012

Benefits paid to plan participants per the financial statements	$808,476,940
Add: Benefit obligations payable at end of year	2,019,030
Less: Benefit obligations payable at beginning of year	(1,523,647)

Benefits paid to plan participants per Form 5500	$808,972,323

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

11.	Federal Income Tax Status

On June 9, 2008, the Plan Sponsor was informed by a determination letter from the Internal Revenue Service (IRS) that the Plan was designed in accordance with applicable sections of the IRC. This determination letter covers certain prior amendments to and restatements of the Plan. In January of 2010, the Plan Sponsor filed for an updated determination letter. The application is currently pending review by the IRS.

The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the trustee, until the participating employee’s account is distributed.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not to be sustained upon examination by the IRS. The tax positions taken by the Plan have been analyzed and, as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

11.	Federal Income Tax Status (Continued)

routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

12.	Litigation

The Plan is the subject of litigation involving certain participants’ voluntary transfer of Plan assets to the Pension Plan and whether such transfers were in accordance with applicable law. The outcome of this litigation cannot be predicted at this time.

The Plan is the subject of litigation alleging certain ERISA violations related to fees and expenses related to (i) investments by the Plan, the Pension Plan, and their respective predecessor plans in investment funds offered or managed by Corporation subsidiaries or affiliates and (ii) the use of Corporation subsidiaries or affiliates in other matters of plan administration and investment.

13.	Subsequent Events

In preparing the Plan’s financial statements, subsequent events and transactions have been evaluated for potential recognition. Plan management determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements except as disclosed below:

•	Effective January 1, 2013, the following changes were made to features of the Plan:

–	The Plan provides a Roth 401(k) feature that allows for after-tax contributions through salary deductions of plan-eligible compensation.

–	The Plan provides for participants to contribute 1% – 50% of plan-eligible compensation (combined pretax and Roth 401(k)).

–	Two general purpose loans were permitted at any time. The maximum repayment period was also increased from 57 to 60 months.

•	Effective January 1, 2013, management of the Master Trust transitioned from The Dreyfus Corporation to Standish Mellon Asset Management Company LLC.

•

Effective April 1, 2013, The Legacy 401(k) Plan was merged into the Plan. Total assets transferred were approximately $6 billion including notes receivable from participants. As a result of the merger, the Legacy 401(k) Plan ceased participation in the Master Trust.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2012

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares / Units	Current Value

	Money market and interest bearing cash
	BANK OF DESOTO	CD #10650 INT MO DTD 08/06/09 2.350% DUE 08/06/14	50,000	$50,000
	BANK OF DESOTO	CD #10649 INT PD MO DTD 08/06/09 2.350% DUE 08/06/14	90,000	90,000
	BANK OF DESOTO	CD #13533 INT MO DTD 02/04/10 2.050% DUE 02/04/15	50,000	50,000
	BANK OF TEXAS	CD #7140000235 INT MO DTD 11/18/08 3.940% DUE 11/18/13	99,000	99,000
	BBVA COMPASS	CD #1319015978 INT MO DTD 05/23/08 3.210% DUE 05/23/13	99,000	99,000
	BEAL BANK	CD #7500114802 INT RENVST DTD 07/11/08 4.280% DUE 07/11/13	57,977	57,976
	BEAL BANK	CD #0120632229 INT MO DTD 08/25/11 1.150% DUE 02/25/13	100,000	100,000
	BEAL BANK	CD #120677919 INT MO DTD 08/03/12 0.810% DUE 08/03/13	50,000	50,000
	BEAL BANK	CD #7500137713 INT MO DTD 11/16/12 0.810% DUE 11/16/13	70,000	70,000
*	BOFA	CASH RESERVES CAPITAL CLASS	29,043,370	29,043,370
*	BOFA	CASH RESERVES TRUST CLASS	866,294	866,294
	HILLCREST BANK	CD #62639803 INT MO DTD 08/05/10 2.750% DUE 08/05/15	90,000	90,000
	PARK CITIES BANK	CD #37004765 INT MO DTD 08/16/10 2.020% DUE 08/16/13	70,000	70,000
	USAA FEDERAL SAVINGS	CD #0005353200 INT MO DTD 01/06/12 1.240% DUE 01/06/14	100,000	100,000

	Total money market and interest bearing cash			30,835,640

	U.S. government and government agency obligations
	UNITED STATES TREAS NT	DTD 02/15/12 2.000% DUE 02/15/22	100,000	103,414
	UNITED STATES TREAS NT	DTD 02/17/04 4.000% DUE 02/15/14	100,000	104,238
	UNITED STATES TREAS NT	DTD 08/15/03 4.250% DUE 08/15/13	100,000	102,527
	UNITED STATES TREAS NT	DTD 08/15/05 4.250% DUE 08/15/15	100,000	110,180
	UNITED STATES TREAS NT	DTD 08/15/07 4.750% DUE 08/15/17	100,000	118,727
	UNITED STATES TREAS NT	DTD 11/15/06 4.625% DUE 11/15/16	100,000	115,719
	UNITED STATES TREAS NT	DTD 11/15/12 1.625% DUE 11/15/22	100,000	98,906

	Total U.S. government and government agency obligations			753,711

	Corporate debt
	GENERAL ELEC CO	SR UNSECD NT DTD 12/06/07 5.250% DUE 12/06/17	100,000	117,915

	Total corporate debt			117,915

	Asset-backed securities
	GOVERNMENT NATL MTG ASSN	POOL #124950 DTD 05/01/85 9.000% DUE 05/15/15	624	626
	GOVERNMENT NATL MTG ASSN	POOL #141703 DTD 10/01/85 11.500% DUE 10/15/15	99	99
	GOVERNMENT NATL MTG ASSN	POOL #180576 DTD 03/01/87 8.000% DUE 03/15/17	203	204
	GOVERNMENT NATL MTG ASSN	POOL #194375 DTD 03/01/87 9.000% DUE 02/15/17	200	200
	GOVERNMENT NATL MTG ASSN	POOL #197040 DTD 03/01/87 8.000% DUE 03/15/17	296	297
	GOVERNMENT NATL MTG ASSN	POOL #320835 DTD 04/01/92 7.500% DUE 04/15/22	110	111
	GOVERNMENT NATL MTG ASSN	POOL #342553 DTD 03/01/93 7.500% DUE 03/15/23	165	193
	GOVERNMENT NATL MTG ASSN	POOL #411479 DTD 11/01/95 7.500% DUE 11/15/25	1,783	1,936
	GOVERNMENT NATL MTG ASSN	POOL #559513 DTD 04/01/01 6.500% DUE 04/15/31	2,544	3,016
	GOVERNMENT NATL MTG ASSN	POOL #595192 DTD 11/01/02 5.000% DUE 11/15/32	24,302	26,756
	GOVERNMENT NATL MTG ASSN	POOL #604337 DTD 05/01/03 5.500% DUE 05/15/33	7,904	8,733
	GOVERNMENT NATL MTG ASSN	POOL #604740 DTD 11/01/03 5.000% DUE 11/15/33	10,470	11,528
	GOVERNMENT NATL MTG ASSN	POOL #604897 DTD 12/01/03 5.000% DUE 12/15/33	7,899	8,697
	GOVERNMENT NATL MTG ASSN	POOL #614160 DTD 06/01/03 5.500% DUE 06/15/33	4,204	4,645
	GOVERNMENT NATL MTG ASSN	POOL #627930 DTD 02/01/04 5.500% DUE 02/15/34	7,877	8,709
	GOVERNMENT NATL MTG ASSN	POOL #641277 DTD 04/01/05 5.000% DUE 04/15/35	10,171	11,147

	Total asset-backed securities			86,897

	Mutual funds
	ALLIANCEBERNSTEIN	INTERMEDIATE BOND PORTFOLIO CL A SHARES	12,878	146,038
	BLACKROCK	GLOBAL ALLOCATION FUND CL I SHARES	1,480,389	29,356,117
	COLUMBIA	INTERMEDIATE BOND FUND CLASS Z SHARES	21,172	200,502
	COLUMBIA	LARGE CAP VALUE FUND CLASS Z SHARES	11,863	141,407
	COLUMBIA	SHORT TERM BOND FUND CLASS Z SHARES	42,285	422,854
	COLUMBIA	STRATEGIC INCOME FUND CLASS Z SHARES	2,419	15,338
	COLUMBIA	US GOVT MTG FUND CL Z SHARES	16,996	95,349
	DODGE & COX	STOCK FUND	3,881,348	473,136,375
	DWS	SHORT DURATION PLUS FUND CL S SHARES	4,885	45,475
*	FIDELITY	ASSET MANAGER FUND	10,340	170,089
*	FIDELITY	DISCIPLINED EQUITY FUND	2,679	65,282
*	FIDELITY	FINANCIAL TRUST EQUITY INCOME II FUND	3,237	63,054
	INVESCO VAN KAMPEN	US MORTGAGE FUND CL A SHARES	6,407	83,425
	LEGG MASON	BATTERYMARCH US SMALL CAP EQUITY PORTFOLIO INSTITUTIONAL FUND	6,266,630	68,180,936
	NICHOLAS FUND INC	NICHOLAS FUND	4,370	211,800

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2012

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares / Units	Current Value

	PIMCO	ALL ASSET FUND INSTITUTIONAL CLASS SHARES	2,355,541	$29,632,708
	PIMCO	TOTAL RETURN FUND INSTITUTIONAL CLASS SHARES	5,000,472	56,205,302
	T ROWE PRICE	INSTITUTIONAL LARGE CAP GROWTH FUND	20,379,748	384,769,635
	TEMPLETON	FOREIGN EQUITY SERIES	642,544	12,593,867
	VANGUARD	500 INDEX FUND INVESTOR SHARES	155	20,382
	VANGUARD	EXTENDED MARKET INDEX FUND INSTITUTIONAL PLUS SHARES	8,589,140	972,118,834
	VANGUARD	GNMA FUND INVESTORS SHARES	53,602	584,797
	VANGUARD	INFLATION PROTECTED SECURITIES FUND INSTITUTIONAL SHARES	12,224,047	142,043,422
	VANGUARD	INSTITUTIONAL INDEX FUND INSTITUTIONAL PLUS SHARES	8,240,030	1,075,571,108
	VANGUARD	TOTAL BOND MARKET INDEX FUND IPL	2,447,419	27,141,875
	VANGUARD	TOTAL INTERNATIONAL STOCK INDEX FUND INSTITUTIONAL PLUS SHARES	379,952	38,067,420
	VANGUARD	WELLESLEY INCOME FUND INVESTOR SHARES	1,384	33,378
	VANGUARD	WELLINGTON FUND INVESTOR SHARES	20,045	678,337
	VANGUARD	WINDSOR II INVESTOR SHARES	7,084	208,141
	WESTERN ASSET	CORE BOND PORTFOLIO FUND INSTITUTIONAL CLASS I SHARES	37,685,837	466,550,665
	WESTERN ASSET	HIGH INCOME OPPORTUNITY FUND	1,520	9,789
	WILMINGTON	MULTI-MANAGER INTERNATIONAL FUND CLASS A SHARES	872	6,052

	Total mutual Funds			3,778,569,753

	Collective investment funds
	BLACKROCK	CAPITAL APPRECIATION FUND	25,065,561	249,402,331
	BLACKROCK	EQUITY DIVIDEND FUND	23,037,866	240,515,322
	BLACKROCK	LIFEPATH INDEX 2015 FUND Q CLASS	10,705,332	126,644,081
	BLACKROCK	LIFEPATH INDEX 2020 FUND Q CLASS	13,806,286	160,152,920
	BLACKROCK	LIFEPATH INDEX 2025 FUND Q CLASS	13,843,991	157,683,058
	BLACKROCK	LIFEPATH INDEX 2030 FUND Q CLASS	13,389,455	150,095,796
	BLACKROCK	LIFEPATH INDEX 2035 FUND Q CLASS	12,254,528	134,922,350
	BLACKROCK	LIFEPATH INDEX 2040 FUND Q CLASS	10,012,112	108,331,054
	BLACKROCK	LIFEPATH INDEX 2045 FUND Q CLASS	6,340,293	67,524,123
	BLACKROCK	LIFEPATH INDEX 2050 FUND Q CLASS	5,427,375	57,747,274
	BLACKROCK	LIFEPATH INDEX 2055 FUND Q CLASS	1,642,174	18,244,553
	BLACKROCK	LIFEPATH INDEX RETIREMENT FUND Q CLASS	7,175,218	89,187,962
	MFS	INTERNATIONAL GROWTH FUND	52,271,948	548,855,450
	PYRAMIS	SMALL/MID CORE FUND	636,114	6,704,638
	SSGA	REAL ASSET FUND	17,604,811	209,567,669

	Total collective investment funds			2,325,578,581

	Common and preferred stocks
	AT&T INC	COMMON STOCK	978	32,961
*	BAC CAP TRUST XII	PREFERRED STOCK	1,000	25,110
*	BANK AMER CORP	COMMON STOCK	113,712,095	1,320,197,423
	CITIGROUP INC	COMMON STOCK	100	3,956
	EXXON MOBIL CORP	COMMON STOCK	200	17,310
	GENERAL ELEC CAP CORP	PREFERRED STOCK	1,000	26,250
	GENERAL ELEC CAP CORP	PREFERRED STOCK	1,000	25,000
	INTERNATIONAL BUSINESS MACHINES	COMMON STOCK	510	97,690
	J P MORGAN CHASE CAP X	PREFERRED STOCK	1,250	31,900
	JP MORGAN CHASE CAP XIV	PREFERRED STOCK	1,000	25,440
*	MERRILL LYNCH CAP TRUST I	PREFERRED STOCK	1,028	25,628
	WELLS FARGO CAP TRUST VII	PREFERRED STOCK	896	22,929

	Total common and preferred stocks			1,320,531,597

	Other investments
	SUBURBAN PROPANE PARTNERS LP	LIMITED PARTNERSHIP	100	3,886

	Total other investments			3,886

	Total non-Master Trust investments			$7,456,477,980

*	Participant loans	INTEREST RATES RANGING FROM 4.25% TO 11.50%		$181,237,963

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Bank of America 401(k) Plan

Date: June 27, 2013	/s/ DICK HO

Senior Vice President Retirement Service Delivery Executive Bank of America Corporation

Exhibit Index

Exhibit No.	Description

23.1	Consent of Morris Davis Chan & Tan LLP, Independent Registered Public Accounting Firm.